SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 2007

Commission File Number 0-28800

DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of March 2007, incorporated by reference herein:

Exhibit

99.1   Release dated March 16, 2007, entitled "SALE OF FIJIAN ASSETS OF EMPEROR MINES LIMITED"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: March 19, 2007   By: /s/ Themba Gwebu
                                            Name: Themba Gwebu
                                            Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

ARB number 086 277 616

JSE trading symbol: DRD

ISIN Code: ZAE 000058723

Issuer code: DUSM

Nasdaq trading symbol: DROOY

("DRDGOLD")

SALE OF FIJIAN ASSETS OF EMPEROR MINES LIMITED

Emperor Mines Limited ("Emperor") (ASX:EMP) announces that it is in the process of finalising an agreement for the sale of its Fijian assets, including the Vatukoula mine, with Westech International Limited ("Westech"), a private company incorporated in Australia.

Emperor proposes to sell 100% of its shares in the Australian companies which hold its Fijian interests. The intention is that all assets and liabilities of the Fijian operations will be transferred to Westech with immediate effect.

The sale will mark the end of Emperor's association with the Vatukoula operation, and should allow management to concentrate on the restructure process announced earlier this year.

Emperor has been in discussion with Westech and the Interim Government of the Republic of Fiji, to provide joint social and environmental assistance to the Vatukoula community, and to lessen any impact arising from the cessation of mining at Vatukoula in December last year. Emperor has been informed that the Interim Cabinet of the Republic of Fiji, after extensive consultation with the parties, has agreed to support the sale process.

MORE INFORMATION

Patrick Bindon – Director – Corporate Communications, Emperor Mines Limited

MOBILE +61 438 757 525

pbindon@emperor.com.au